EXHIBIT 99.1
May 31, 2006
Dear Ryder 401(k) Plan Participant:
     We have identified an administrative issue involving the accounts of certain participants in Ryder’s 401(k) Savings Plan. Certain shares of our common stock sold to employees through the 401(k) Plan were not properly registered with the Securities and Exchange Commission. While this issue is technical in nature, nevertheless, the Company is proactively addressing this situation so that you are not negatively impacted.
     You are receiving this letter and the accompanying material because you purchased Ryder stock through our 401(k) Plan during the last twelve months. If you not only purchased, but also sold Ryder stock through the 401(k) Plan during that time period and suffered a loss, we are offering to credit your 401(k) account with the amount of the loss plus interest. In addition, if you still hold shares of Ryder stock in your
401(k) account that you purchased during the last twelve months, we are offering to buy those shares back from you at the price you originally paid, plus interest. We will not repurchase your shares if the amount you paid is less than the current market value of Ryder stock because that would not be economically beneficial to you.
     The terms of the offer, commonly referred to as a rescission offer, are described in the enclosed prospectus. We encourage you to take time to determine whether accepting this offer is in your best interest. We have enclosed, as a separate handout, a portion of the prospectus entitled “Questions and Answers about the Rescission Offer” which includes more detailed information relating to the offer.
     To accept the offer, you need to complete, sign and return the enclosed Rescission Offer Acceptance Form to us in the pre-addressed envelope provided. The form must be received by us by 5:00 p.m. on Thursday, July 6, 2006. If we have not received the required materials by the deadline, you will be deemed to have rejected the offer.
     If you have additional questions, you should call the Ryder Benefits Service Center at 1-800-373-7300. Representatives are available Monday through Friday between the hours of 8:30 a.m. and 8:00 p.m., Eastern Time to answer any questions you may have regarding the offer and/or your 401(k) Plan account.

Sincerely,

Charles R. Patton
Vice President -- Compensation and Benefits